UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1) 1

Lazard World Dividend & Income Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

521076109
(CUSIP Number)

Daniel L. Lippincott, CFA, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 521076109

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 627,885
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 627,885
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.13%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 521076109

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,803*
	8	SHARED VOTING POWER 12,166*
	9	SOLE DISPOSITIVE POWER 23,803*
	10	SHARED DISPOSITIVE POWER 12,166*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,969*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*See Items 2 and 5.

CUSIP NO. 521076109

.. ..

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1 ”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation, Inc., George W. Karpus IRA Rollover, Karpus Investment Management Profit Sharing Plan Fund C- Growth Common Stock Fund, and Karpus Investment Management Defined Benefit Plan (collectively, the "Karpus Entities").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 521076109

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 627,885 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 9.13% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 627,885 Shares beneficially owned by Karpus Investment Management is approximately $6,174,201 , excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 35,969 Shares held by Mr. Karpus and the Karpus Entities is approximately $365,667 , excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 521076109

Item 4.	Purpose of Transaction.

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since May 20, 2015 ..

CUSIP NO. 521076109

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 6,880,183 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2019 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on August 27, 2019.

A ..	Karpus Investment Management

(a)	As of the close of business on August 31, 2019, Karpus Investment Management beneficially owned 627,885 Shares held in the Accounts.

Percentage: 9.13%

(b)	1. Sole power to vote or direct vote: 627,885
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 627,885
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus Investment Management over the last 60 days are set forth in Schedule B and incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on August 31, 2019 , George W. Karpus beneficially owned 23,803 Shares. In addition, George W. Karpus may be deemed to beneficially own the 12,166 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 23,803
2. Shared power to vote or direct vote: 12,166
3. Sole power to dispose or direct the disposition: 23,803
4. Shared power to dispose or direct the disposition: 12,166

(c)	The transactions in the Shares by George W. Karpus and The Karpus Entities over the last 60 days are set forth in Schedule B and incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 521076109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.

CUSIP NO. 521076109

Item 7.	Material to be Filed as Exhibits.

None.	.

.

CUSIP NO. 521076109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 10, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott, CFA
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 521076109

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	270 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(30)	$10.00	7/25/2019
Sale of Common Stock	(50)	$9.50	8/9/2019
Sale of Common Stock	(403,171)	$10.04	8/23/2019
Sale of Common Stock	(3,185)	$9.05	8/27/2019
Sale of Common Stock	(3,590)	$9.06	8/28/2019
Sale of Common Stock	(3,513)	$9.11	8/29/2019
Sale of Common Stock	(2,100)	$9.15	8/30/2019

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

GEORGE W. KARPUS AND THE KARPUS ENTITIES
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(23,288)	$10.04	8/23/2019
Sale of Common Stock	(1,000)	$9.07	8/28/2019